

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2021

Jennifer Deason
Chief Executive Officer and President
Belong Acquisition Corp.
c/o Ledgewood PC
Two Commerce Square
2001 Market Street, Suite 3400
Philadelphia, PA 19103

> **Re: Belong Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted February 2, 2021**
> **CIK No, 0001842384**

Dear Ms. Deason:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Summary, page 2

1. Please tell us the basis for your belief that you are the most diverse special purpose acquisition company targeting the technology industry.

The Offering
Our Strategy, page 4

2.   Please expand your disclosure to discuss in greater detail your "scout program" and explain in greater detail the role and function of such program and whether any any of the members thereof will be compensated.

Founder Shares, page 12

3.   We note your disclosure here and elsewhere that your initial stockholders will collectively own 20% of your issued and outstanding shares after this offering. If true, please revise your disclosure here and elsewhere, as applicable, to reflect that such amount excludes the private placement shares. In that regard, we note you disclose on your prospectus cover page that your sponsor has committed to purchase an aggregate of 550,000 units (or 595,000 units if the over-allotment option is exercised in full) in a private placement that will close simultaneously with the closing of this offering and you disclose on page 106 that after this offering your initial stockholders will beneficially own 22.8% of your outstanding common stock.

Limited payments to insiders, page 24

4.   We note you disclose here that prior to an initial business combination you will pay customary advisory fees to an affiliate of your sponsor. However, we also note you disclose on pages 99, 108 and 110 that no compensation of any kind, including finder's and consulting fees, will be paid to your sponsor, officers and directors, or any of their services, for services rendered prior to or in connection with the completion of your initial business combination. Please reconcile these disclosure and, to the extent applicable, disclose any arrangements you have with your sponsor or any affiliates with respect to such fees.

Management, page 98

5.   Please describe your Chief Financial Officer's business experience during the past five years. See Item 401(e) of Regulation S-K.

Principal Stockholders, page 106

6.   Please revise to disclose the natural person or persons who exercise voting or dispositive control over the shares beneficially owned Belong Acquisition Sponsor, LLC. See Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

       You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Kevin Dougherty, Staff Attorney, at (202) 551- 3271 with any other questions.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Energy & Transportation

cc: Mark Rosenstein